Cervecería Nacional, S.A.

File No. 82-4704

February 28, 2003

03007340

SUPPL

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance,
Room 3099 (Stop 3-9),
450 Fifth Street, NW
Washington, D.C. 20549

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Re: Cerveceria Nacional, S.A.
File No.82-4704
Periodic reporting under Rule 12g3-2(b)

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) promulgated under the Securities Exchange Act of 1934, Cerveceria Nacional, S.A. (the "company") hereby furnishes to the Securities and Exchange Commission the following information which was made public as described in Rule 12g3-2 (b) (1) (I).

1. Quarterly Actualization Report IN-T (September - December 2002)
2. Interim Consolidated Financial Statement as of December 31, 2002
3. Letter to all Stockholders (in Spanish and English version) dated December 23, 2002 which announces the payment of the fourth dividend in the amount of US$0.48 per share payable to all shareholders registered in our books as of December 9, 2002, to be paid on December 23, 2002.

Should you need additional information, please do not hesitate to contact the undersigned at (507) 236-1437. Thank you.

Sincerely yours,

Angel M. Dávila
Finance & Treasurer Director

(Enclosures)
c.c. Darío Castaño Zapata
(Cerveceria Nacional, S.A.)
c.c. Daniel A. Nemo
(Sullivan & Cromwell)

03 MAR -4 AM 7:21

Comisión Nacional de Valores
República de Panamá

File No. 82-4704

ACUERDO No.18-00
(de 19 de mayo del 2000)
ANEXO No.1

FORMULARIO IN-T
INFORME DE ACTUALIZACION TRIMESTRAL
IV TRIMESTRE DEL 2002
(OCTUBRE – DICIEMBRE 2002)

CERVECERIA NACIONAL S.A.

INFORMACION GENERAL

1. La razón social y el nombre comercial de la empresa es CERVECERÍA NACIONAL S.A.
2. La empresa está constituida conforme a las leyes de la República de Panamá.
3. CERVECERÍA NACIONAL S.A. se encuentra inscrita a Tomo 3, Folio 102, Asiento 260 de la sección de Personas (Mercantil) del Registro Público de la República de Panamá desde el día veinticuatro (24) de septiembre de 1914, actualizada a la Ficha: 12769; Rollo: 557; Imagen: 43, de la sección de Micropelícula (Mercantil)
4. El domicilio comercial de la empresa es:

   Vía Simón Bolivar y Ricardo J. Alfaro, La Locería, República de Panamá
   Apartado Postal 6-1393, El Dorado
   Panamá, República de Panamá
   Teléfono (507)236-1400
   Fax (507) 236-4195
   Correo Electrónico: info@cerveceria-nacional.com

En noviembre de 2002 Capitales y Tenencias, S. A. vendió 1,616 acciones de la sociedad Envases del Istmo, S. A., compañía relacionada que se dedica principalmente a la manufactura de envases de aluminio para cervezas y bebidas gaseosas. Como resultado de esta operación, Capitales y Tenencias, S. A. posee ahora una participación de un 49% en esta compañía. El estado consolidado de resultados recoge bajo el método de participación la proporción de los resultados de las operaciones de esta empresa que corresponden a Capitales y Tenencias, S. A.

En octubre de 2002, Refrescos Nacionales decidió concentrar la producción de bebidas gaseosas en la capital, cerrando las operaciones que tenía en Majagua, David, Provincia de Chiriquí para este propósito.

En enero de 2001 Cervecería Nacional, S. A. constituyó la sociedad Balboa Beer Import Company en el Estado de la Florida. El capital social de la sociedad está representado por un certificado de 10,000 acciones comunes con un valor nominal de $1.00 cada una, emitido a favor de Cervecería Nacional, S.A. La sociedad está organizada para realizar cualquier actividad o negocio permitido bajo las leyes del Estado de la Florida y de los Estados Unidos de Norte América. Al 31 de diciembre de 2002, esta sociedad no ha registrado operaciones.

Refrescos Nacionales, S.A. el 30 de junio de 2001 acordó adquirir las marcas, registros sanitarios, equipo de procesamiento y distribución del negocio de leche fresca y derivados de Lecherías Unidas, S.A., empresa regional que hasta la fecha procesa y mercadea productos bajo las marcas "La Chiricana", "Lusita", "Body Koolant" entre otras.

El propósito de Refrescos Nacionales, S.A. es absorber la distribución y ventas de Lecherías Unidas, S.A. De igual manera, consolidar el recibo, procesamiento de leche y bebidas en su planta de productos lácteos ubicada en La Concepción, Distrito de Bugaba, Chiriquí.
Con esta adquisición se consolida la posición de Refrescos Nacionales, S.A. en el mercado para las áreas de Chiriquí, Bocas del Toro y Veraguas, a la vez, fortalece su cartera de marcas y productos.

Esta operación forma parte de la estrategia general de Refrescos Nacionales, S.A. que continua fortaleciendo sus sólidas bases para constituirse en el grupo más exitoso de bebidas y lácteos en la República de Panamá.

En septiembre de 2001, la administración de Distribuidora Comercial, S.A. fusionó esta empresa con Financiera Pasadena, S.A., continuando como única sociedad sobreviviente la sociedad Distribuidora Comercial, S.A. Financiera Pasadena, S.A. se dedicaba a otorgar préstamos a clientes de compañías afiliadas.

I. ANÁLISIS DE RESULTADOS FINANCIEROS Y OPERATIVOS

A. Liquidez:

La liquidez del grupo se mejoró en 0.16 pasando de 0.97 al 31 de diciembre de 2001 a 1.13 al 31 de diciembre de 2002, como consecuencia, principalmente, a la atención dada a las cuentas por pagar disminuyéndolas en B/. 9.0 millones, excluyendo a Envases del Istmo, S.A. de la información comparativa. Los activos corrientes reflejan una disminución de B/.3.2 millones y los pasivos corrientes una disminución de B/.11.0 millones. Excluyendo a Envases del Istmo, S.A. de la información comparativa, los activos corrientes presentan un aumento de B/. 3.6 millones y los pasivos corrientes un aumento de B/.2.5 millones de dólares.

El nivel de endeudamiento también mejoró cinco puntos porcentuales, disminuyendo de 0.44 a 0.39 y esto también se debe a la salida de Envases del Istmo, S.A de la consolidación, empresa que mantenía obligaciones financieras al 31 de diciembre de 2001 por B/.10.0 millones. Excluyendo a esta sociedad de la consolidación de 2001 para efectos comparativos, el nivel de endeudamiento solamente mejoró en 0.01 ya que Cervecería Nacional, S.A. aumentó su cartera de préstamos en B/.6.5 millones, no obstante, las cuentas por pagar disminuyeron en B/.9.0 millones.

Al 31 de diciembre de 2002, el saldo total de las obligaciones financieras era de B/.52.4 millones y representa la principal fuente de financiamiento de terceros con que cuenta la empresa (30.8% de la estructura de capital), seguida del crédito comercial con un 7.0%, equivalente a B/.11.9 millones.

El impacto de la carga financiera ha disminuido considerablemente de 2.5% a diciembre de 2001, excluyendo los intereses de Envases del Istmo, S.A. a 1.0% a diciembre de 2002 debido principalmente a los recortes que se han venido dando en la tasa libor desde el primer trimestre del año pasado. La cobertura de intereses pasó de 3.11 veces a diciembre de 2001 a 9.89 veces a diciembre de 2002.

Cervecería Nacional, S.A. y Subsidiarias, al 31 de diciembre de 2002, reporta activos totales por la suma de B/.170.1 millones de dólares, mostrando una reducción interanual de 1%, equivalente a B/.2.4 millones de dólares, excluyendo a Envases del Istmo, S.A. del consolidado de 2001 para efectos comparativos. Las cuentas más significativas del activo son las cuentas por cobrar, los inventarios, las inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio y las propiedades, planta y equipo, neto.

B. Recursos de Capital:

Cervecería Nacional, S.A. ha mantenido una mezcla de recursos propios y deuda con una relación de aproximadamente de 1a 1, los cuales se han utilizado principalmente para el aumento de capacidad y creación de valor agregado a la empresa en actividades de inversión.

Sus principales fondos para la operación provienen del flujo de caja generado por las ventas al contado, que representan el 65 % del total de las ventas, de las depreciaciones y amortizaciones que equivalen aproximadamente a B/. 2.5 MM por trimestre.

C. Resultados de las operaciones:

Al 31 de diciembre de 2002 los resultados operativos del Grupo Cervecería Nacional arrojaron una utilidad de B/. 14.2 millones lo que representa un aumento de 31.9%, B/.3.4 millones con relación al año anterior, excluyendo a Envases del Istmo, S.A. de las cifras comparativas. El índice de contribución marginal disminuyó de 50.4% a diciembre de 2001 a 49.5% a diciembre de 2002, esto se debe principalmente a una disminución en el precio de venta de la cerveza que se dio a partir de la segunda quincena del mes de Mayo de 2002. El rendimiento sobre las ventas aumentó en 2.18 puntos, pasando de 7.73% a diciembre de 2001 a 9.91% a diciembre de 2002.

Los ingresos totales aumentaron un 0.42% B/.604 Mil con relación al año anterior, esto se debe principalmente a un aumento en el volumen de ventas de cerveza y bebidas gaseosas. . Adicionalmente, se obtuvo un incremento en el volúmen de ventas de lácteos con respecto al año anterior, que obedece principalmente al resultado de la compra de Lecherías Unidas, S.A, neto de una disminución en los otros ingresos de B/.3.7 millones.

Los otros ingresos tuvieron una disminución de B/.3.7 millones y se debe principalemente a que el año anterior se recibió un aporte extraordinario para la compra de botellas de 12 onzas por la suma de B/.2.2 millones y otro para la compra de neveras de B/.800 Mil. Además, los intereses ganados disminuyeron en B/.363 Mil y el año anterior hubo una ganancia en venta de propiedades de B/.241 Mil.

D. Análisis de las perspectivas:

Con base en las expectativas expresadas por algunos sectores económicos, se prevee un proceso de recuperación y se estima que la economía nacional registrará un crecimiento del PIB real de aproximadamente 2% para el año 2003 si las condiciones externas se mantienen estables. Las expectativas para el próximo año son mejores al registrarse síntomas de recuperación tanto en el sector privado como el público. Se firmó un tratado de libre comercio con El Salvador y se adelantan negociaciones con Costa Rica y Taiwan, se dió la apertura de las telecomunicaciones y distribución de productos derivados del petróleo, se adelanta la construcción de un segundo puente sobre el Canal de Panamá y un proyecto de reestructuración del sistema de alcantarillados del área metropolitana entre otros proyectos. En el sector privado se adelantan inversiones en el sector turismo, telecomunicaciones, expansión de los puertos, centros comerciales y varios centros de llamadas "call centers".

A pesar de que la situación económica nacional ha tenido un efecto en el ámbito de la industria cervecera, los esfuerzos de mercadeo se han traducido en una recuperación de esta industria del orden del 5% con respecto al año anterior. Esta recuperación rompe con el ciclo de dos años consecutivos de contracción de la industria.. El mejoramiento de la eficiencia de producción y operación y la alta calidad de nuestros productos nos ha permitido satisfacer las necesidades de nuestros clientes y comprender el mercado, así como consolidar nuestra creciente participación de mercado. Se esperan flujos de cajas positivos que permitirán continuar la consolidación de la posición financiera de la empresa.

El mercado de cervezas es un mercado con un gran potencial de crecimiento. En este sentido, hemos visto crecer el consumo per cápita en 1.5 litros aproximadamente durante el año 2002, y nuestra participación de mercado pasó de71.6% en el 2001 a 75.9% en el 2002. No se esperan cambios sustanciales en cuanto a la competencia en este mercado, aunque defenderemos activamente nuestro nivel de participación. Nuesta compentencia en el mercado de cervezas y gaseosas, ahora bajo el control de otros accionistas, representa un nuevo reto para lo cual nuestra empresa se ha venido preparando en los últimos años. Consideramos que la entrada de estos nuevos actores dará como resultado una dinamización de los mencionados sectores.

En el área de bebidas aprovecharemos nuevas oportunidades que ofrece el mercado de leche y bebidas no carbonatadas potencializando la reciente adquisición de las marcas de la empresa Lecherías Unidas, S.A. y a la vez consolidar nuestra participación en el área de gaseosas al introducir la botella de vidrio de 12 onzas en reemplazo de la tradicional de 9.6 onzas. La competencia en este segmento se mantendrá muy activa pero con un programa agresivo de nuestra parte.

Los esfuerzos para lograr exportaciones a USA continúan y adicionalmente se ofrecen posibilidades interesantes dentro del área de influencia del Pacto Andino.

II. RESUMEN FINANCIERO

ESTADO DE SITUACIÓN FINANCIERA		2002 Oct.-Dic.	2002 Julio-Sept.	2002 Abril-Junio	2002 Enero-Marzo
Ingresos Totales	Miles B/.	30,296[2]	37,068	38,860	37,978
Margen Operativo	Miles B/.	17,430	16,645	18,606	18,179
Gastos Generales y Administrativos	Miles B/.	14,581	14,051	14,641	13,407
Utilidad Neta	Miles B/.	(2,336)	2,378	3,553	4,078
Acciones emitidas y en circulación	c/u	15,359,262	15,359,262	15,359,262	15,359,262
Utilidad o Pérdida por Acción	B/./acc.	(0.15)	0.15	0.23	0.27
Gastos Financieros	Miles B/.	342	494	450	610
Depreciación y Amortización	Miles B/.	2,864	3,721	3,985	3,763

BALANCE GENERAL		2002 Oct.-Dic.	2002 Julio-Sept.	2002 Abril-Junio	2002 Enero-Marzo
Activo Circulante	Miles B/.	55,448	50,543	55,619	59,488
Activos Totales	Miles B/.	170,620	176,268	183,172	188,653
Pasivo Circulante	Miles B/.	49,127	40,335	46,327	57,967
Deuda a Largo Plazo	Miles B/.	17,499	24,813	25,899	21,517
Acciones Preferidas					
Capital Pagado	Miles B/.	40,182	40,182	40,589	40,589
Utilidades Retenidas	Miles B/.	58,569	62,672	62,136	60,427
Total Patrimonio	Miles B/.	98,751	102,854	102,725	101,016
RAZONES FINANCIERAS:					
Dividendo/Acción	B/./acc.	0.12	0.12	0.12	0.12
Deuda Total/Patrimonio	x	0.67[1]	0.63[1]	0.74[1]	0.87
Utilidad Operativa/Gtos. Financieros	x	10.11	5.25	8.81	7.82
Capital de Trabajo	Miles B/.	6,321	10,208	9,292	1,521
Razón Corriente	x	1.13	1.25	1.20	1.03

III. ESTADOS FINANCIEROS

A continuación se presentan los estados financieros completos interinos al 31 de Diciembre de 2002, confeccionados de acuerdo a las Normas internacionales de Contabilidad (NIC´S).

[1]No se incluye el interés de accionistas minoritarios en subsidiarias consolidadas ni el impuesto sobre la renta diferido como parte de la deuda total.
[2]Los datos del último trimestre no incluyen las cifras de Envases del Istmo, S.A. debido a lo anterior la suma de los cuatro trimestres del resumen financiero no cuadra con el informe anual.

Cervecería Nacional, S. A.
y sus Subsidiarias

Informe y Estados Financieros Consolidados
31 de diciembre de 2002 y 2001

t:\cliente\cer_naci\fs\fs02-001.doc/rk

Información General
31 de diciembre de 2002 y 2001

Directores

Principales	Suplentes
Julio Mario Santo Domingo	Alberto Preciado Arbeláez
Alejandro Santo Domingo	Carlos Alejandro Pérez
Ricardo Obregón Trujillo	Víctor Alberto Machado Pérez
Jon David Silverman	Edgardo Báez Noguera
	Roberto R. Alemán H.

Dignatarios

Julio Mario Santo Domingo	Presidente
Alejandro Santo Domingo	Vicepresidente
Darío Castaño Zapata	Presidente Ejecutivo
Roberto Alemán Healy	Tesorero
Víctor Alberto Machado Pérez	Secretario

Representante Legal
Darío Castaño Zapata

Domicilio Social
Panamá, República de Panamá, Avenida Ricardo J. Alfaro – Edificio Pasadena
Apartado 6-1393, El Dorado
Teléfono (507) 236-1400

Auditores
PricewaterhouseCoopers

REPORTE DE LA GERENCIA

Responsabilidad de la Gerencia por los Estados Financieros Consolidados

La responsabilidad por la integridad y objetividad de la información financiera presentada en estos estados financieros consolidados es de la Gerencia de la Compañía. La Gerencia de Cervecería Nacional, S. A. considera que los estados financieros consolidados que se adjuntan presentan razonablemente, la situación financiera de Cervecería Nacional, S. A. y sus subsidiarias (el Grupo) al 31 de diciembre de 2002 y 2001, y los respectivos estados consolidados de resultados, utilidades retenidas, cambios en la inversión de los accionistas y flujos de efectivo de acuerdo con las Normas Internacionales de Información Financiera. En la preparación de los estados financieros consolidados, la Gerencia de la Compañía incluyó cantidades que son basadas en estimados y juicios, los cuales considera son razonables bajo las circunstancias.

Cervecería Nacional, S. A. mantiene una estructura de control interno efectiva. Esta consiste en una organización con líneas de responsabilidad y delegación de autoridad claramente definidas, procedimientos de control y sistemas integrados que le permiten asegurar la integridad de sus transacciones. Para asegurar la administración efectiva del control interno, Cervecería Nacional, S. A. selecciona y entrena cuidadosamente sus empleados, desarrolla y divulga políticas y procedimientos escritos con una apropiada segregación de funciones, proporciona canales apropiados de comunicación y propicia un ambiente que conduce a la efectividad del funcionamiento de los controles. La Gerencia de Cervecería Nacional, S. A. considera que esta estructura proporciona seguridad razonable de que las transacciones son ejecutadas de acuerdo con las políticas de la Gerencia y las Normas Internacionales de Información Financiera. Un elemento importante del ambiente de control es un programa continuo de auditoría interna.

Cervecería Nacional, S. A. contrató los servicios de Ernst & Young, auditores externos, para auditar los estados financieros consolidados de acuerdo con las Normas Internacionales de Auditoría, las cuales incluyen una evaluación de la estructura de control interno. Las cifras al 31 de diciembre de 2001 que se adjuntan, son cifras auditadas.

La Junta Directiva se reúne periódicamente con los auditores externos e internos y la Gerencia de la Compañía para revisar asuntos contables, de auditoría, estructura de control interno y otros asuntos financieros y fiscales.

Lic. Angel M. Dávila
Director de Gestión Financiera y Tesorería

Lic. Nelson J. Cedeño C.
Director de Control Financiero

Cervecería Nacional, S. A. y sus Subsidiarias

Índice para los Estados Financieros Consolidados
31 de diciembre de 2002 y 2001

Cervecería Nacional, S. A. y sus Subsidiarias

Balances Generales Consolidados
31 de diciembre de 2002 y 2001

	2002	2001
Activos		
Activos corrientes		
Efectivo	**B/. 5,491,488**	B/. 6,157,359
Documentos y cuentas por cobrar, neto (Nota 3)	**15,773,583**	22,303,910
Cuentas por cobrar – afiliadas (Nota 13)	**10,001,606**	-
Inventarios, neto (Nota 4)	**19,599,689**	24,480,085
Impuesto sobre la renta pagado por anticipado	**3,862,174**	4,139,447
Gastos pagados por anticipado	**719,798**	1,539,616
Total de activos corrientes	**55,448,338**	58,620,417
Inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio (Nota 5)	**12,193,543**	9,654,965
Inversiones (Nota 6)	**2,116,524**	1,862,367
Fondo de cesantía	**3,328,411**	2,864,543
Propiedades, planta y equipos, neto (Nota 7)	**94,397,390**	113,219,386
Otros activos	**2,641,850**	3,280,342
Total de activos	**B/. 170,126,056**	B/. 189,502,020
Pasivos e Inversión de los Accionistas		
Pasivos corrientes		
Préstamos por pagar (Nota 8)	**B/. 33,884,348**	B/. 33,185,782
Bonos por pagar (Notas 9 y 10)	**1,000,000**	-
Cuentas por pagar	**11,850,507**	24,208,802
Prestaciones y gastos acumulados por pagar	**2,382,685**	2,741,459
Impuesto sobre la renta por pagar	**9,083**	-
Total de pasivos corrientes	**49,126,623**	60,136,043
Préstamos por pagar, neto de porción corriente (Nota 8)	**17,499,130**	21,683,478
Bonos por pagar (Notas 9 y 10)	-	880,000
Cuentas por pagar, neto de porción corriente	-	85,949
Impuesto sobre la renta diferido	**4,295,150**	4,029,703
Interés de accionistas minoritarios en subsidiarias consolidadas	**948,143**	3,906,118
Compromisos y contingencias (Nota 15)		
Inversión de los accionistas		
Capital emitido (sin valor nominal; acciones comunes autorizadas: 40,000,000; emitidas: 16,200,000)	**51,672,163**	50,536,143
Utilidades retenidas	**58,075,336**	59,327,807
	109,747,499	109,863,950
Acciones en tesorería: 840,738 en el 2002 y 2001	**(11,490,489)**	(11,083,221)
Total de inversión de los accionistas	**98,257,010**	98,780,729
Total de pasivos e inversión de los accionistas	**B/. 170,126,056**	B/. 189,502,020

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y sus Subsidiarias

Estados Consolidados de Resultados
Por los años terminados el 31 de diciembre de 2002 y 2001

	2002	2001
Ventas netas	**B/. 143,041,263**	B/. 147,381,592
Costo de ventas	**72,181,533**	76,386,427
Contribución marginal	**70,859,730**	70,995,165
Gastos de ventas, generales y administrativos (Nota 17)	**56,679,521**	60,862,229
Resultado de operación	**14,180,209**	10,132,936
Otros ingresos	**1,314,482**	4,373,690
Alquileres ganados	**205,740**	230,411
Intereses ganados	**174,179**	553,520
Dividendos ganados	**7,940**	16,413
Ganancia en venta de propiedades	**-**	241,059
	1,702,341	5,415,093
Intereses y cargos financieros (Nota 11)	**(1,433,349)**	(4,388,575)
Participación en utilidades de compañías afiliadas	**(542,097)**	37,088
Utilidad antes de gastos de reestructuración	**13,907,104**	11,196,542
Gastos de reestructuración (Nota 14)	**5,383,652**	-
Utilidad antes del impuesto sobre la renta	**8,523,452**	11,196,542
Impuesto sobre la renta:		
Corriente	**310,235**	277,593
Diferido	**497,554**	343,828
Total de impuesto sobre la renta estimado	**807,789**	621,421
Utilidad antes de la participación de accionistas minoritarios en (utilidad) pérdida de subsidiarias consolidadas	**7,715,663**	10,575,121
Participación de accionistas minoritarios en utilidad (pérdida) de subsidiarias consolidadas	**42,290**	(691,644)
Utilidad neta	**B/. 7,673,373**	B/. 11,266,765
Acciones emitidas y en circulación	**15,359,262**	15,359,262
Utilidad por acción	**B/. 0.50**	B/. 0.73

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y sus Subsidiarias

Estados Consolidados de Utilidades Retenidas
Por los años terminados el 31 de diciembre de 2002 y 2001

	2002	2001
Utilidades Retenidas		
Saldo al inicio del año	**B/. 50,173,297**	B/. 48,891,979
Participación en déficit acumulado de subsidiaria no consolidada	**(472,476)**	-
Saldo ajustado al inicio del año	**49,700,821**	48,891,979
Utilidad neta	**7,673,373**	11,266,765
Transferencia al fondo de reserva legal	**(303,975)**	(559,969)
Dividendos pagados	**(7,372,446)**	(7,447,463)
Utilidades capitalizadas	**(1,136,020)**	(1,978,015)
Saldo al final del año	**48,561,753**	50,173,297
Fondo de Reserva Legal		
Saldo al inicio del año	**7,475,904**	6,915,935
Transferencia de utilidades	**303,975**	559,969
Saldo al final del año	**7,779,879**	7,475,904
	56,341,632	57,649,201
Superávit por revaluación de terrenos y mejoras	**1,734,109**	1,734,109
Impuesto complementario	**(405)**	(55,503)
Utilidades retenidas	**B/. 58,075,336**	B/. 59,327,807

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y sus Subsidiarias

Estados Consolidados de Cambios en la Inversión de los Accionistas
Por los años terminados el 31 de diciembre de 2002 y 2001

	Cantidades		Acciones	
	2002	2001	2002	2001
Autorizadas			**40,000,000**	40,000,000
Capital en Acciones				
Emitidas				
Saldo al inicio del año	**B/.50,536,143**	B/.48,558,128	**16,200,000**	16,200,000
Utilidades capitalizadas	**1,136,020**	1,978,015	-	-
Saldo al final del año	**51,672,163**	50,536,143	**16,200,000**	16,200,000
Utilidades Retenidas				
Saldo al final del año	**58,075,336**	59,327,807	-	-
	109,747,499	109,863,950	**16,200,000**	16,200,000
Tesorería				
Saldo al inicio del año	**(11,083,221)**	(7,370,607)	**(840,738)**	(507,490)
Aumentos	**(407,268)**	(3,712,614)	-	(333,248)
Saldo al final del año	**(11,490,489)**	(11,083,221)	**(840,738)**	(840,738)
	B/.98,257,010	B/.98,780,729	**15,359,262**	15,359,262
Valor por acción	**B/. 6.40**	B/. 6.43	**15,359,262**	15,359,262

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y sus Subsidiarias

Estados Consolidados de Flujos de Efectivo
Por los años terminados el 31 de diciembre de 2002 y 2001

	2002	2001
Flujos de efectivo de las actividades de operación		
Utilidad antes del impuesto sobre la renta, gastos de reestructuración y participación de accionistas minoritarios en subsidiaria consolidada	**B/. 13,907,104**	B/. 11,196,542
Ajustes para conciliar la utilidad antes del impuesto sobre la renta, gastos de reestructuración y participación de accionistas minoritarios en subsidiaria consolidada con el efectivo neto provisto por las actividades de operación:		
Ganancia en venta de propiedades	**-**	(241,059)
Depreciación y amortización	**9,690,811**	10,349,214
Amortización de botellas y cajas	**3,162,550**	2,988,665
Amortización de plusvalía	**106,166**	29,666
Amortización de concesiones préstamos	**167,303**	-
Provisión para documentos y cuentas de cobro dudoso	**390,000**	2,201,317
Impuesto sobre la renta corriente	**(310,235)**	(277,593)
Impuesto sobre la renta diferido	**(497,554)**	(343,828)
Participación de accionistas minoritarios en utilidad (pérdida) de subsidiarias consolidadas	**(42,290)**	691,644
Intereses ganados	**(174,179)**	(553,520)
Dividendos ganados	**(7,940)**	(16,413)
Intereses pagados	**1,433,349**	4,388,575
Participación en utilidades de compañías afiliadas	**542,097**	(37,088)
Resultado de las operaciones antes de cambios en el capital de trabajo	**28,367,182**	30,376,122
Cuentas por cobrar	**2,962,200**	(2,400,344)
Cuentas por cobrar – afiliadas	**(10,001,606)**	-
Inventarios	**(1,537,671)**	(3,941,449)
Impuesto sobre la renta pagado por anticipado	**277,273**	466,448
Gastos pagados por anticipado	**297,355**	1,206,370
Otros activos	**185,623**	(291,424)
Cuentas por pagar	**(9,043,435)**	(1,182,660)
Fondo de jubilación	**-**	346,333
Prestaciones y gastos acumulados por pagar	**(186,182)**	263,434
Impuesto sobre la renta por pagar	**9,083**	-
Flujos de efectivo antes de gastos de reestructuración	**11,329,822**	24,842,830
Gastos de reestructuración	**(5,383,652)**	-
Efectivo neto provisto por las actividades de operación	**5,946,170**	24,842,830

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y sus Subsidiarias

Estados Consolidados de Flujos de Efectivo - continuación
Por los años terminados el 31 de diciembre de 2002 y 2001

	2002	2001
Flujos de efectivo de las actividades de inversión		
Fondo de cesantía	**B/. (594,445)**	B/. (609,852)
Intereses ganados	**174,179**	553,520
Dividendos ganados	**7,940**	16,413
Inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio	**-**	450,212
Valores comerciales negociables	**-**	3,720,000
Inversiones	**(254,157)**	8,010
Adquisición de activo fijo, neto de retiros	**(3,790,503)**	(8,921,690)
Efectivo neto usado en las actividades de inversión	**(4,456,986)**	(4,783,387)
Flujos de efectivo de las actividades de financiamiento		
Préstamos recibidos	**35,200,000**	41,776,450
Amortización de préstamos	**(28,684,349)**	(50,531,512)
Intereses pagados	**(1,433,349)**	(4,388,575)
Dividendos pagados	**(7,372,446)**	(7,447,463)
Impuesto complementario	**(405)**	-
Impuesto sobre la renta diferido	**269,203**	343,828
Interés de accionistas minoritarios en subsidiarias consolidadas	**13,888**	(691,665)
Acciones en tesorería	**-**	(3,712,614)
Efectivo neto usado en las actividades de financiamiento	**(2,007,458)**	(24,651,551)
Disminución neta en el efectivo	**(518,274)**	(4,592,108)
Efectivo al inicio del año	**6,157,359**	10,749,467
Efectivo al inicio del año de subsidiaria no consolidada	**(147,597)**	-
Efectivo al final del año	**B/. 5,491,488**	B/. 6,157,359

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

1. Información Corporativa

Cervecería Nacional, S. A. y sus subsidiarias se dedican a la fabricación, distribución y venta de cervezas y bebidas gaseosas refrescantes, principalmente para consumo local; además, distribuyen y venden los productos Tampico, Libbys y Nevada. Entre sus principales proveedores están: Vidrios Panameños, S. A., Compañía Azucarera La Estrella, S. A., Malteurop, Cargil Malt, N.V. Boormalt, Arancia Corn Products, S. A. de C.V., Hopsteiner, Inc., Gusmercellulo, Atlantic Industries y Pepsi-Cola Manufacturing Co. of Uruguay S.R.L.

En noviembre de 2002 Capitales y Tenencias, S. A. vendió 1,616 acciones de la sociedad Envases del Istmo, S. A., compañía relacionada que se dedica principalmente a la manufactura de envases de aluminio para cervezas y bebidas gaseosas. Como resultado de esta operación, Capitales y Tenencias, S. A. posee ahora una participación de un 49% en esta compañía. El estado consolidado de resultados recoge bajo el método de participación la proporción de los resultados de las operaciones de esta empresa que corresponden a Capitales y Tenencias, S. A.

En enero del 2001 Cervecería Nacional, S. A. constituyó la sociedad Balboa Beer Import Company en el Estado de la Florida. El capital social de la sociedad está representado por un certificado de 10,000 acciones comunes con un valor nominal de B/.1.00 cada una, emitido a favor de Cervecería Nacional, S. A. La Compañía está organizada para realizar cualquier actividad o negocio permitido bajo las leyes del Estado de la Florida y de los Estados Unidos de Norteamérica. Al 31 de diciembre de 2002, esta Compañía no ha registrado operaciones.

En junio del 2001 Refrescos Nacionales, S. A. adquirió las marcas, registros sanitarios, equipos de procesamiento y distribución del negocio de leche fresca y derivados de Lecherías Unidas, S. A., empresa regional que hasta la fecha procesa y mercadea productos bajo las marcas: La Chiricana, Lusita y Body Koolant, entre otras. Con esta adquisición se consolida la posición de Refrescos Nacionales, S. A. en el mercado para las áreas de Chiriquí, Bocas del Toro y Veraguas, a la vez, fortalece su cartera de marcas y productos.

En septiembre del 2001, la Administración de Distribuidora Comercial, S. A. fusionó esta empresa con Financiera Pasadena, S. A., continuando como única sociedad sobreviviente la sociedad Distribuidora Comercial, S. A. Financiera Pasadena, S. A. se dedicaba a otorgar préstamos a clientes de compañías afiliadas.

Cervecería Nacional, S.A. y Subsidiarias son miembros del Grupo Empresarial Bavaria, el cual ejerce influencia importante en las decisiones administrativas y de operaciones de la Compañía y reflejan intereses comunes.

2. Resumen de Políticas de Contabilidad Significativas

Base de Preparación
Los estados financieros consolidados del Grupo han sido preparados de acuerdo con las Normas emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB), interpretaciones emitidas por el Comité Permanente de Interpretaciones de las IASB y los requerimientos aplicables de las leyes de la República de Panamá.

Los estados financieros consolidados están expresados en balboas (B/.), unidad monetaria de la República de Panamá, la cual está a la par y es de libre cambio con el dólar ($) de los Estados Unidos de Norteamérica.

Las cifras del año anterior fueron reclasificadas para adecuarlas a la nueva presentación.

Principios de Consolidación
Los estados financieros consolidados incluyen las cuentas de Cervecería Nacional, S. A. y sus subsidiarias: Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Bienes Raíces Pasadena, S. A. y Capitales y Tenencias, S. A., después de la eliminación de todas las cuentas y transacciones significativas entre compañías. Cervecería Nacional, S. A. es dueña 100% de las acciones de Distribuidora Comercial, S. A., Bienes Raíces Pasadena, S. A. y Capitales y Tenencias, S. A., y en Refrescos Nacionales, S. A. posee el 98% de participación. Todas las subsidiarias de Cervecería Nacional, S. A. son sociedades anónimas organizadas de acuerdo con las leyes de la República de Panamá y con domicilio en la Ciudad de Panamá, República de Panamá.

Régimen de Incentivos Industriales
Las empresas manufactureras se acogen al régimen de incentivos para el fomento y desarrollo de la industria nacional y de las exportaciones, previsto en la Ley 3 del 20 de marzo de 1986. La inscripción del Grupo en el Registro Oficial de la Industria Nacional tiene distintas fechas de vencimiento que van hasta el año 2009.

El Grupo tiene los siguientes incentivos fiscales:

a) Impuesto de importación del 3% sobre maquinaria, equipo, partes y accesorios, materia prima, productos semi-elaborados, envases, combustibles y lubricantes que entren en la composición y proceso de elaboración de sus productos.

b) Exoneración del impuesto sobre la renta de las ganancias provenientes de las exportaciones de sus productos y sobre las utilidades netas reinvertidas para la expansión de la capacidad de la planta o para producir artículos nuevos.

c) Régimen especial de arrastre de pérdidas para efectos del pago del impuesto sobre la renta. Las pérdidas sufridas durante cualquier año de operación, dentro de la vigencia del Registro Oficial, podrán deducirse de la renta gravable en los tres años inmediatamente posteriores al año en que se produjeron.

Inversiones, al Método de Participación en el Patrimonio
El método de participación en el patrimonio se utiliza para las inversiones en compañías afiliadas en donde la inversión representa del 20% al 50% de las acciones en circulación de la compañía en la que se invierte.

Inversiones
Las inversiones que se mantienen hasta su vencimiento son registradas al costo de adquisición y se reconocen las pérdidas únicamente cuando la reducción en el valor de mercado es permanente.

Estimación para Documentos y Cuentas de Cobro Dudoso
La Gerencia aumenta la estimación para documentos y cuentas de cobro dudoso en base a la evaluación de sus cuentas por cobrar con cargo a operaciones. Las cuentas que resulten incobrables en cada período son rebajadas de la estimación.

Inventarios
Los inventarios están registrados al más bajo del costo y su valor neto de realización, usando el método de costo promedio.

Amortización de Botellas y Cajas
La amortización de botellas y cajas se calcula en base a la producción envasada.

Propiedades, Planta y Equipos
Las propiedades, planta y equipos están valorados al costo, excepto por ciertas propiedades que están registradas de acuerdo a importes de revaluación. La depreciación se calcula mediante el método de línea recta en base a la vida útil estimada de los siguientes activos: maquinaria y equipo de 8 a 15 años, edificios y mejoras 30 años, mobiliario y equipo de 8 a 10 años.

Fondo de Jubilación
Cervecería Nacional, S. A. realiza aportes mensuales al fondo de jubilación y aportes extraordinarios periódicamente para cubrir el déficit de las reservas actuariales. Estos aportes extraordinarios se registran a gastos.

Fondo de Cesantía / Prima de Antigüedad e Indemnización Acumuladas
Las leyes laborales obligan a los empleadores a establecer un fondo de cesantía para pagar al trabajador al cesar la relación de trabajo, cualesquiera que sean las causas, la prima de antigüedad e indemnización en casos de despidos injustificados. La Gerencia cotiza al fondo de cesantía en base al 2.25% del total de los salarios pagados.

Política de Dividendos
El pago de dividendos lo decide la Junta Directiva de la empresa anualmente, de acuerdo a las utilidades obtenidas y a las inversiones proyectadas.

Reserva Legal
Mediante asamblea general extraordinaria de accionistas de la Cervecería Nacional, S. A. celebrada el 29 de enero de 1973, se resolvió destinar por lo menos un cinco por ciento de las utilidades netas de la Cervecería Nacional, S. A. a un fondo de reserva.

Impuesto Sobre la Renta
El impuesto sobre la renta del año comprende tanto el impuesto corriente como el impuesto diferido. El impuesto sobre la renta es reconocido en los resultados de operaciones del período corriente.

El impuesto corriente se refiere al impuesto por pagar sobre los ingresos netos gravables del período, utilizando las tasas vigentes a la fecha del balance general.

El impuesto sobre la renta diferido es calculado con base al método de pasivo, considerando las diferencias temporales entre los valores según libros de los activos y pasivos informados para propósitos financieros y los montos utilizados para propósitos fiscales. El monto de impuesto diferido está basado en la forma de realización de los activos y pasivos, utilizando las tasas de impuesto sobre la renta vigentes a la fecha del balance general.

3. Documentos y Cuentas por Cobrar, Neto

Los documentos y cuentas por cobrar al 31 de diciembre de 2002 y 2001 se resumen a continuación:

	2002	2001
Cuentas por cobrar	**B/. 15,049,059**	B/. 22,370,287
Estimación para documentos y cuentas de cobro dudoso	**(962,246)**	(2,061,542)
	14,086,813	20,308,745
Empleados	**64,247**	221,524
Otras	**1,622,523**	1,773,641
	B/. 15,773,583	B/. 22,303,910

El movimiento de la estimación para documentos y cuentas de cobro dudoso al 31 de diciembre de 2002 y 2001, se presenta a continuación:

	2002	2001
Saldo al inicio del año	**B/. 2,061,542**	B/. 481,208
Saldo al inicio del año de subsidiaria no consolidada	**(22,826)**	-
Saldo ajustado al inicio del año	**2,038,716**	-
Aumento	**390,000**	2,201,317
Disminución	**(1,466,470)**	(620,983)
	B/. 962,246	B/. 2,061,542

4. Inventarios, Neto

Los inventarios al 31 de diciembre de 2002 y 2001 se componen de:

	2002	2001
Productos terminados	B/. 3,218,767	B/. 3,561,326
Materia prima	2,700,609	3,286,551
Materiales y suministros, neto	8,673,339	12,065,815
	14,592,715	18,913,692
Botellas y cajas, neto	5,006,974	5,566,393
	B/. 19,599,689	B/. 24,480,085

5. Inversiones y Adelantos en Compañías Afiliadas, al Método de Participación en el Patrimonio

El resumen de las inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio al 31 de diciembre de 2002 y 2001 se desglosa a continuación:

	2002	2001
Inversiones		
Saldo al inicio del año	B/. 6,281,918	B/. 6,732,130
Aumento (disminución)	4,419,967	(450,212)
Saldo al final del año	10,701,885	6,281,918
Participación en las Utilidades Retenidas		
Saldo al inicio del año	3,373,047	3,335,959
Saldo al inicio del año de subsidiaria no consolidada	(1,339,292)	-
Ajuste a la participación de años anteriores	(239,417)	-
Participación en las utilidades del año	(302,680)	37,088
Saldo al final del año	1,491,658	3,373,047
	B/. 12,193,543	B/. 9,654,965

6. Inversiones

Las inversiones al 31 de diciembre de 2002 y 2001 se resumen a continuación:

	2002	2001
Acciones de compañías nacionales	B/. 1,399,622	B/. 1,707,389
Bonos de empresas privadas	50,000	50,000
Certificados de Poder Cancelatorio	576,924	-
Bonos del Estado	89,978	104,978
	B/. 2,116,524	B/. 1,862,367

7. Propiedades, Planta y Equipo, Neto

Las propiedades, planta y equipos al 31 de diciembre de 2002 y 2001 se desglosan a continuación:

31 de diciembre de 2002	Saldo al Inicio del Año	Saldo al Inicio de Subsidiaria No Consolidada	Adiciones	Retiros	Transferencia	Saldo al Final del Año
Activo Fijo						
Maquinaria y equipos	B/.132,903,667	B/.(18,500,636)	B/. 940,236	B/.(3,861,724)	B/.2,298,535	B/.113,780,078
Edificio	27,862,955	(2,203,524)	-	231,750	486,832	25,914,513
Terreno	19,727,621	-	-	27,045	(311,896)	19,388,680
Mobiliario y equipo	12,136,608	(506,809)	586,833	-	1,899,496	14,116,128
	192,630,851	(21,210,969)	1,527,069	(3,602,929)	4,372,967	173,199,399
Depreciación y Amortización Acumuladas						
Maquinaria y equipos	68,426,784	(7,947,931)	6,992,381	3,407,189	(247,847)	63,816,198
Edificio	7,106,256	(1,201,097)	645,744	161,711	(93,141)	6,296,051
Mobiliario y equipo	7,551,471	(292,797)	2,106,993	-	(8,162)	9,357,505
	83,084,511	(9,441,825)	9,745,118	3,568,900	(349,150)	79,469,754
Obras en proceso	3,673,046	(1,046,378)	2,595,361	9,573	(4,544,711)	667,745
Valor neto.	B/.113,219,386					B/. 94,397,390

31 de diciembre de 2001	Saldo al Inicio del Año	Adiciones	Retiros	Transferencia	Saldo al Final del Año
Activo Fijo					
Maquinaria y equipos	B/.124,451,810	B/.3,679,483	B/.2,106,493	B/.6,878,867	B/.132,903,667
Edificio	26,753,163	494,472	88,995	704,315	27,862,955
Terreno	19,859,997	251,724	170,887	(213,213)	19,727,621
Mobiliario y equipo	9,277,046	2,091,559	50,964	818,967	12,136,608
	180,342,016	6,517,238	2,417,339	8,188,936	192,630,851
Depreciación y Amortización Acumuladas					
Maquinaria y equipos	61,416,433	7,636,643	2,028,776	1,402,484	68,426,784
Edificio	6,560,090	655,310	109,144	-	7,106,256
Mobiliario y equipo	5,757,582	2,057,261	-	(263,372)	7,551,471
	73,734,105	10,349,214	2,137,920	1,139,112	83,084,511
Obras en proceso	7,827,606	2,611,180	-	(6,765,740)	3,673,046
Valor neto	B/.114,435,517				B/.113,219,386

Propiedades, planta y equipos garantizan obligaciones bancarias.

8. Prestamos por Pagar

Los préstamos por pagar al 31 de diciembre de 2002 y 2001 se detallan a continuación:

	2002			2001
	Porción Corriente	Porción Largo Plazo	Total	Total
Lloyds TSB Bank PLC	B/. 4,440,000	B/. 2,880,000	B/. 7,320,000	B/. 8,760,000
The Bank of Nova Scotia	6,944,348	14,619,130	21,563,478	21,107,826
Dresdner Bank Lateinamerika, AG	6,500,000	-	6,500,000	8,000,000
Citibank, NA	3,000,000	-	3,000,000	1,000,000
Banco Nationale de París, Paribas	2,000,000	-	2,000,000	2,500,000
HSBC Bank, PLC	6,200,000	-	6,200,000	-
BankBoston, NA	4,800,000	-	4,800,000	3,500,000
	33,884,348	17,499,130	51,383,478	44,867,826
Envases del Istmo, S. A.				
Primer Banco del Istmo, S. A.	-	-	-	4,266,426
BankBoston, NA	-	-	-	3,210,860
Banco Bilbao Viscaya Argentaria (Panamá), S. A.	-	-	-	796,588
Citibank, NA	-	-	-	1,727,560
	-	-	-	10,001,434
	B/.33,884,348	B/.17,499,130	B/.51,383,478	B/.54,869,260

Cervecería Nacional, S. A. tiene línea de crédito a corto plazo en los siguientes siete bancos: Lloyds TSB Bank PLC por B/.3,000,000, The Bank of Nova Scotia por B/.5,000,000, BankBoston, NA por B/.6,000,000, Dresdner Bank Lateinamerika AG por B/.11,000,000, Banque Nationale de París por B/.7,000,000, HSBC Bank USA por B/.10,200,000 y Citibank, NA Panamá por B/.3,000,000. Al 31 de diciembre de 2002 la porción no utilizada de las líneas de crédito era de B/.15,700,000 (2001 - B/.27,800,000).

The Bank of Nova Scotia concedió, en el 2000, crédito a Cervecería Nacional, S. A. hasta la suma de B/.15,000,000 con vencimiento en el 2005. Este préstamo se amortiza en abonos trimestrales de B/.326,087 a capital. El préstamo está garantizado con primera hipoteca y anticresis sobre varias propiedades pertenecientes al Grupo Cervecería Nacional con un valor estimado de mercado no menor de B/.19,000,000 y endoso de póliza de seguro sobre las propiedades hipotecadas a una cobertura del 80% del valor del avalúo.

Lloyds TSB Bank PLC y The Bank of Nova Scotia, en 1998 concedieron crédito a Cervecería Nacional, S. A. hasta la suma de B/.18,000,000, a razón de B/.9,000,000 cada uno con vencimiento en el 2005. Estos préstamos se amortizan en abonos trimestrales de B/.360,000 a cada banco. Los préstamos están garantizados por maquinaria y equipo por valor aproximado de B/.10,146,622, equipo rodante por valor de B/.3,881,810, construcciones en proceso y endoso de póliza de seguro sobre dichos activos. Además, en garantía de estos préstamos Distribuidora Comercial, S. A. y Bienes Raíces Pasadena, S. A. constituyeron primera y segunda hipoteca sobre ciertas fincas de su propiedad.

Los intereses de los préstamos son ajustables periódicamente de acuerdo al costo de los fondos en el mercado financiero local e internacional.

9. Bonos por Pagar

En 1999, la Comisión Nacional de Valores autorizó a Refrescos Nacionales, S. A. la emisión de bonos agroindustriales por siete millones de balboas en una sola serie, a una tasa fija anual de 7.5% y vencimiento en el 2003.

Los intereses que devenguen los bonos son pagaderos trimestralmente, específicamente los días 14 de marzo, 14 de julio, 14 de septiembre y 14 de diciembre de cada año hasta su fecha de vencimiento o la fecha de su redención anticipada.

Los pagos de capital e intereses los efectúa Primer Banco del Istmo, S. A., como Agente de Pago, Registro y Transferencia, a favor del tenedor registrado de los bonos. La emisión de los bonos está respaldada por el crédito general de la Compañía.

10. Compensación de Activos Financieros con Pasivos Financieros

Refrescos Nacionales, S. A. ha efectuado una emisión de B/.5,000,000 en bonos agroindustriales y ofreció a sus tenedores cancelar los mismos a través de documentos negociables por B/.5,000,000 a su fecha de vencimiento en marzo del 2003. Los documentos negociables mantienen fecha de vencimiento y tasa de interés igual. Esta compensación no representa ganancia ni pérdida para la Compañía y sus tenedores.

11. Intereses y Cargos Financieros

Los intereses y cargos financieros al 31 de diciembre de 2002 y 2001 se detallan como sigue:

	2002	2001
Préstamos	B/. 1,278,772	B/. 4,100,719
Bonos	86,564	83,480
Arrendamiento financiero	68,013	204,376
	B/. 1,433,349	B/. 4,388,575

12. Segmentos del Negocio

Para la Gerencia, la Compañía está organizada en dos divisiones operativas principales: la División de Cervezas y la División de Bebidas, cada una de las cuales está encabezada por un vicepresidente. Estas divisiones constituyen la base de la información por segmentos de la Compañía. El segmento de cervezas se dedica a la fabricación, distribución y venta de cervezas. El segmento de bebidas tiene como principal actividad el procesamiento y distribución de leche, jugos y productos derivados, así como la distribución y venta de bebidas gaseosas refrescantes, principalmente para consumo local. Los otros negocios incluyen la venta de propiedades y alquiler de inmuebles, adicional el manejo de otras inversiones.

Segmentos del Negocio

Información sobre Segmentos del Negocio

	Total Consolidado	ELIMINACIONES Dr.	ELIMINACIONES Cr.	Total	Cerveza	Bebidas	Otros Negocios
Ingresos							
Ventas a subsidiarias	-	44,605,378	-	44,605,378	44,605,378		-
Ventas a clientes	143,041,263		-	143,041,263	84,783,922	58,257,341	-
Ventas netas	143,041,263	44,605,378	-	187,646,641	129,389,300	58,257,341	-
Costo de ventas	72,181,533	299,019	46,318,382	118,200,896	83,826,918	34,373,978	-
Contribución Marginal	70,859,730	44,904,397	46,318,382	69,445,745	45,562,382	23,883,363	-
Gastos de ventas, generales y administrativos	56,365,521	29,666	9,881,101	66,216,956	42,056,494	23,395,411	765,051
Resultado de operación	14,494,209	44,934,063	56,199,483	3,228,789	3,505,888	487,952	-765,051
Otros ingresos	1,314,482	7,464,492	-	8,778,974	4,756,576	4,020,090	2,308
Alquileres ganados	205,740	639,240	-	844,980	78,600	-	766,380
Intereses ganados	174,179	741,988	-	916,167	841,376	74,791	-
Dividendos ganados	7,940	3,099,000	-	3,106,940	-	5,293	3,101,647
Dividendos ganados - intercompañía	-	4,506,303	-	4,506,303	4,506,303	-	-
Ganancia en venta de propiedades	-	-	-	-	-	-	-
Otros ingresos	1,702,341	16,451,023	-	18,153,364	10,182,855	4,100,174	3,870,335
Utilidad bruta en ventas	16,196,550	61,385,086	56,199,483	21,382,153	13,688,743	4,588,126	3,105,284
Intereses y cargos financieros	1,433,349	-	741,988	2,175,337	1,311,047	864,290	-
Participación en utilidades de compañías afiliadas	191,406	-	-	191,406	191,406	-	-
Utilidad antes de gastos de reestructuración	14,954,607	61,385,086	56,941,471	19,398,222	12,569,102	3,723,836	3,105,284
Gastos de reestructuración	5,383,652			5,383,652	3,380,603	2,003,049	-
Utilidad antes del impuesto sobre la renta	9,570,955	61,385,086	56,941,471	14,014,570	9,188,499	1,720,787	3,105,284
Impuesto sobre la renta estimado:							
Corriente	310,235	-	-	310,235	281,259	27,437	1,539
Diferido	497,554	-	-	497,554	417,417	80,137	-
Total impuesto sobre la renta Estimado	807,789	-	-	807,789	698,676	107,574	1,539
Utilidad antes de la participación de accionistas minoritarios en subsidiarias consolidadas	8,763,166	61,385,086	56,941,471	13,206,781	8,489,823	1,613,213	3,103,745
Participación de accionistas minoritarios en subsidiarias consolidadas	42,495	42,495	-	-	-	-	-
Utilidad neta	8,720,671	61,427,581	56,941,471	13,206,781	8,489,823	1,613,213	3,103,745
Activos por segmentos	170,620,141	4,935,149	80,761,825	246,446,817	164,375,395	59,971,567	22,099,855
Pasivos por segmentos	70,920,903	30,746,778	351,432	101,316,249	74,888,236	16,377,065	10,050,948
Patrimonio de los accionistas	99,699,238	120,091,846	74,660,516	145,130,568	105,924,994	27,156,667	12,048,907
Otros gastos no monetarios							
Provisión para cuentas malas	390,000	-	-	390,000	250,000	140,000	-
Depreciación y amortización	9,660,992	-	-	9,660,992	6,520,145	2,839,333	301,514
Amortización plusvalía	106,166	-	-	106,166	-	106,166	-
Amortización de botellas y cajas	3,162,550	-	-	3,162,550	1,864,406	1,298,144	-
Amortización de concesiones y préstamos	167,303	-	-	167,303	167,303	-	-
Impuesto sobre la renta diferido	497,554	-	-	497,554	417,417	80,137	-
	13,984,565	-	-	13,984,565	9,219,271	4,463,780	301,514

13. Saldos entre Partes Relacionadas

El detalle de los saldos entre partes relacionadas al 31 de diciembre de 2002 es el siguiente:

	Cuentas por Cobrar	Cuentas por Pagar
En los Balances Generales		
Latin Development Corporation	B/.10,007,192	B/. -
Cervecería Unión, S. A.	-	5,586
	B/.10,007,193	B/. 5,586

14. Gastos de Reestructuración

Los gastos de reestructuración corresponden principalmente a indemnizaciones y primas pagadas a los empleados que fueron liquidados como parte del proceso de reestructuración operativa del Grupo.

15. Compromisos y Contingencias

Compromisos

Fianzas Solidarias
El 26 de junio de 2002 se firmaron acuerdos de préstamos entre Bavaria, S. A. y la International Finance Corporation (IFC) por un monto total de B/.318 millones de dólares, de los cuales Cervecería Nacional, S. A., entre otras subsidiarias de Bavaria, S. A., actúa en calidad de codeudor solidario. Al 31 de diciembre de 2002, la IFC ha hecho efectiva la totalidad de esta facilidad crediticia.

Contingencias

Procesos por Prácticas Monopolísticas
Cervecería Nacional, S. A., Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Bienes Raíces Pasadena, S. A., Financiera Pasadena, S. A. y Arrendadora Centroamericana, S. A. tienen demanda civil ordinaria presentada por Dirección y Administración de Empresas, S. A., Cervecería Barú, S. A., Cervecería Panamá, S. A. y Cervecerías Barú Panamá, S. A. ante el Juzgado Noveno de Circuito de lo Civil del Primer Circuito Judicial de Panamá, por la cantidad de B/.41,468,423.65 más costas, gastos e intereses, por razón de realizar prácticas monopolísticas relativas al celebrar contratos de distribución exclusiva para la reventa de cervezas. En virtud de lo establecido por la Ley 29 de 1996, las demandantes han solicitado que la condena que se establezca sea de tres veces dicho monto.

De acuerdo a consultas realizadas a los asesores legales de Cervecería Nacional, S. A., consideran que existen grandes probabilidades de que no se acceda a lo pedido y, por lo tanto, se absuelva a la Compañía de los cargos presentados en su contra. Al 31 de diciembre de 2002, la Compañía no ha acumulado reserva alguna para hacer frente a esta contingencia.

Procesos Administrativos

En marzo del 2000, Cervecerías Barú Panamá, S. A. presentó ante la Comisión de Libre Competencia y Asuntos del Consumidor (CLICLAC) denuncia contra Cervecería Nacional, S. A. y sus subsidiarias por la supuesta Comisión de Prácticas Monopolísticas relativas en el mercado de distribución y venta de cervezas en la República de Panamá, con el objeto de desplazarla indebidamente del mercado. Cabe destacar que este procedimiento no compromete el patrimonio de la empresa ya que la CLICAC no tiene facultades para imponer condenas por esta razón.

Mediante Acuerdo No:PC-014-01 del 30 de abril del 2001, el Pleno de Comisionados de la CLICLAC ordena la apertura de una "investigación administrativa de oficio" por la presunta Comisión de Prácticas Monopolísticas relativas según los Artículos No.14, No.15, No.16 y No.17 de la Ley 29 de 1996, en donde figuran como agentes económicos vinculados a la investigación el Grupo Cervecería Nacional liderado por Cervecería Nacional, S. A. y sus subsidiarias Distribuidora Comercial, S. A., Cervecería Chiricana, S. A. y Refrescos Nacionales, S. A. y por otra parte Cervecerías Barú Panamá, S. A.

Mediante Auto No.862 del 12 de octubre del 2001, la Juez Octava del Circuito, Ramo Civil del Primer Circuito Judicial de Panamá, admitió solicitud de aseguramiento de pruebas presentada por la CLICLAC y ordenó la práctica de las mismas. En la actualidad se está en trámite de obtener declaraciones y testimonios.

Mediante Acuerdo N° PC-558-02 fechado 31 de diciembre de 2002, el pleno de los Comisionados de la CLICAC decidió ordenar la interposición de formal demanda ante los tribunales de justicia, contra Cervecería Nacional, S.A. Distribuidora Comercial, S.A. y Refrescos Nacionales, S.A., lo que significa que Cervecería Nacional, S.A. deberá comparecer al proceso con el fin de enfrentar la demanda en cuestión.

16. Hechos Relevantes

La Administración del Grupo consideró el cambio de los auditores externos. La nueva firma de auditoría y consultoría a partir del año 2002 será PricewaterhouseCoopers.

17. Gastos de Venta, Generales y Administrativos

Un detalle de los gastos de venta, generales y administrativos al 31 de diciembre de 2002 y 2001, se presenta a continuación:

	2002	2001
Salarios y otras remuneraciones	**B/. 15,898,169**	B/. 16,581,587
Dietas de Directores	**145,255**	579,586
Gastos de franquicia	**70,065**	95,908
Convención colectiva	**759,488**	655,542
Prestaciones laborales	**3,081,039**	3,481,587
Servicios profesionales	**1,737,307**	1,413,494
Servicios especiales	**845,626**	757,571
Servicios de escolta	**483,520**	462,678
Depreciación y amortización	**6,351,306**	6,577,051
Propaganda y promociones	**9,691,908**	10,320,032
Becas, seminarios, cuotas y convenciones	**353,445**	394,267
Gastos de viaje	**329,962**	356,446
Alquileres	**566,542**	685,990
Materiales, papelería y útiles de oficina	**656,618**	821,675
Seguros	**981,701**	352,301
Impuestos	**680,756**	790,648
Comunicaciones	**650,172**	733,767
Contribuciones y donaciones	**98,322**	151,027
Reparación, mantenimiento, gasolina, aceite y otros	**2,468,407**	2,721,955
Mantenimiento de equipo tecnológico	**452,299**	425,732
Gasto de acarreo	**2,784,130**	2,534,427
Energía eléctrica y consumo de agua	**461,329**	496,154
Alimentación y transporte de empleados	**1,230,294**	1,424,370
Aseo y limpieza	**392,023**	483,161
Almacenaje, carga y flete	**141,864**	130,857
Combustible, aceite y aditivos	**1,418,116**	1,448,903
Producto dañado, cambios y roturas	**1,438,319**	1,365,093
Plan vehicular	**760,482**	749,184
Cuentas malas	**390,000**	2,201,316
Gastos bancarios	**124,568**	153,134
Aporte extraordinario a la prima de antigüedad	**314,000**	-
Otros gastos	**922,489**	1,516,786
	B/. 56,679,521	B/. 60,862,229

IV DIVULGACION

La divulgación de este informe se hará vía internet en el portal de Cervecería Nacional, S.A. el cual es de acceso a todo el público a partir del 12 de Marzo de 2002.
Web site: Cerveceria-nacional.com

FIRMAS

Nombre y Firma del Representante Legal de la solicitante (o de la persona que se autorice para firmar)

DARIO CASTAÑO ZAPATA

PRESIDENTE EJECUTIVO

CERVECERIA NACIONAL, S.A.

TELEFONO: 236-1400
APARTADO 6-1393
EL DORADO PANAMA
FAX: 236-1527

File No. 82-4704

December 23, 2002

Dear Stockholder:

We are pleased to inform you that our Board of Directors has approved in the meeting of March 7th, payment of the dividend of year 2002 for US$0.48 net per share, payable as follows:

Dividend	**Date of Payment**	**Stockholder Registration Deadline**
US$0.12	March 20, 2002	March 8, 2002
US$0.12	June 21, 2002	June 7, 2002
US$0.12	September 23, 2002	September 9, 2002
US$0.12	**December 23, 2002**	December 9, 2002

Enclosed you will find check covering the **fourth** dividend of 2002.

Very truly yours,

Dario Castaño Zapata
Executive President

/pl

encls.

CERVECERIA NACIONAL, S.A.

TELEFONO: 236-1400
APARTADO 6-1393
EL DORADO PANAMA
FAX: 236-1527

File No. 82-4704

23 de diciembre de 2002

Estimado Señor Accionista:

La Junta Directiva, en reunión del 7 de marzo de 2002, aprobó el pago de dividendo de Cervecería Nacional, S.A. para el año 2002, a razón de B/.0.48 centavos por acción y pagadero de la siguiente forma:

Dividendo	**Fecha de Dividendo**	**Accionistas Registrados hasta**
B/.0.12	20 de marzo de 2002	8 de marzo de 2002
B/.0.12	21 de junio de 2002	7 de junio de 2002
B/.0.12	23 de septiembre de 2002	9 de septiembre de 2002
B/.0.12	**23 de diciembre de 2002**	9 de diciembre de 2002

Adjunto encontrará su cheque correspondiente al pago del **cuarto** dividendo del año 2002.

Cordialmente,

Darío Castaño Zapata
Presidente Ejecutivo

/pl

adj.